February 11, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

McGraw Hill Financial, Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 11, 2016.

McGraw Hill Financial, Inc.

/s/ Katherine J. Brennan
Name:     Katherine J. Brennan
Title:    Senior Vice President, Deputy General Counsel &
Corporate Secretary